
July 7, 2011

Via Email
Jesse Q. Ozbolt
President & CEO
Green Equity Holdings, Inc.
1015 W. Newport Center Drive
Suite 105
Deerfield Beach, FL 33442

> **Re: Green Equity Holdings, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed on June 27, 2011**
> **File No. 000-52396**

Dear Mr. Ozbolt:

We have limited our review of your filing to those issues we have addressed in our comments. Please include page numbers in your next revised information statement.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing or the information you provide in response to these comments, we may have additional comments.

General

1.   With regard to each matter that has been approved by written consent, specifically disclose:

   - which actions have already been taken; and
   - which actions will be taken after the current information statement is sent at least 20 calendar days prior to the earliest date on which the corporate action may be taken.

   Refer to Rule 14c-2 of Regulation 14C.

2.   It appears from the certificate of amendment and certificate of designation provided in Appendix A to the information statement that you have already filed the amendments to the articles of incorporation with the Nevada Secretary of State and that the amendments are effective. Tell us whether the amendments to the articles of incorporation to increase

the authorized common stock to 950 million shares and to create a new Series C preferred stock are effective.

3.   Please identify the shareholder(s) who provided written consent to the actions taken and to be taken. Disclose the amount and percentage of shares held by the consenting shareholder(s).

4.   We have considered your response to comment two from our letter dated May 4, 2011. Disclose that you did not comply with the federal securities laws with respect to the actions already taken. Disclose why these actions were taken, what stockholders consented to the actions and why you did not file an information statement. Discuss any liability to which the company may be subject for this omission. Also disclose whether the actions were valid under state law.

5.   In your response to comment one from our letter dated May 4, 2011, you disclose that "[t]he potential acquisition of oil and gas property which the Issuer previously disclosed has not come to fruition." Please advise why you have not filed a Form 8-K to disclose this fact. Furthermore, please advise who are the officers and directors of the company. In this regard, you filed a Form 8-K on April 22, 2011 that announced the appointment of Jesse Q. ("Jack") Ozbolt as President and CEO to replace Mr. Dias effective April 20, 2011. In a Form 8-K filed on May 2, 2011, you disclosed the appointment of David N. Eliff, CPA as Vice President and CFO effective April 26, 2011. In the current information statement that you filed June 27, 2011, you disclose that Mr. Raimundo Dias is the company's sole director, president and chief executive officer, and Mr. Dias signed the letter to stockholders in that capacity. However, in the Form 12b-25 filed on June 30, 2011 to report the late filing of the company's fiscal year 2011 Form 10-K, Mr. Jesse Q. Ozbolz signed the filing as the company's president.

6.   For each action already taken, disclose how it has benefitted Mr. Raimundo Dias, who is or was the company's sole director and executive officer and is also the president of the company's majority shareholder.

7.   Please disclose, if true, that the company's board of directors consists of one director, Mr. Dias, who also approved all of the actions by written consent.

8.   Please explain your response to the third bullet point of comment one from our comment letter dated May 4, 2011. In your response, you state that "CX2 Technologies, Inc. is currently a subsidiary of Green Equity Holdings, Inc. consolidating the prior assets and liabilities for a possible future spin-off." Please explain how this response is consistent with the disclosure in your Form 8-K filed on March 31, 2011, which states that you entered into a purchase, sale and assignment of liabilities agreement with CX2 Technologies, Inc. whereby CX2 agreed to acquire $49,438 of assets of the company and assume $840,813 liabilities of the company in exchange for 1,500,000 shares of common stock in the company.

9.   Please provide your analysis of why the sale of substantially all of the company's assets to CX2 Technologies, Inc. does not require shareholder approval under Nevada law and why you are not required to provide the information under Item 14 of Schedule 14A for the transaction. Disclose whether the sale has been consummated.

Interests of Certain Parties in the Matters to be Acted Upon

10.   Please disclose what interests Mr. Dias has in the matters to be acted upon.

Amendment to the Articles of Incorporation to Increase the Authorized Shares of Common Stock of the Company to 950,000,000 Shares

11.   It appears from the recent actions taken by the company and its principals that the company's principals, promoters and/or affiliates intend for the company to be used for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose. Please disclose this purpose and whether you have any current plans, commitments, arrangements, understandings or agreements to issue any capital stock or instruments convertible into capital stock for this purpose. Provide the disclosure required by Items 11, 13 and 14 of Schedule 14A with respect to any such transactions.

12.   As requested in comment four from our letter dated May 4, 2011, please disclose the material terms of the Series A, B and C preferred stock in the body of the information statement. Your disclosure should summarize the terms and not simply repeat the disclosure from the legal instrument defining the rights of the stock.

13.   We do not understand the chart you provided in response to the second bullet point in our letter dated May 4, 2011. Please provide a table that discloses the amount of shares that may be issued upon conversion of your outstanding convertible debt at various market prices, including the current market price of your comment stock and market prices that are 25%, 50% and 75% below your current market price. In your narrative disclosure, describe the material terms of your outstanding convertible debt.

14.   Please revise the tables you provided in response to comment six from our letter dated May 4, 2011 as follows:

- Revise the first column in the second table entitled "Authorized – Unissued" to provide the number of shares that would be issued and outstanding after the amendment to increase the number of authorized shares and the reverse stock split. Revise the title of the column to reflect the information provided.

- In the column entitled "Authorized/Unissued/Reserved" in the first table and "Reserved Shares" in the second table, disclose the number of shares that you would be required to issued for any purpose, such as upon conversion of your convertible debt, upon conversion of your preferred stock, or for any pending transaction (including the sale of the company's assets to CX2 Technologies, Inc. or in connection with the company's purchase of any assets or business). Disclose each purpose.

- Correct the information in the column entitled "Authorized – Unreserved" so that it reflects the number you would obtain by taking the number of authorized shares and subtracting the number of issued shares and then subtracting the number of reserved shares. If the number is less than zero, then provide the information in the next bullet point.

- If applicable, provide a column that shows the number of shares that you are potentially obligated to issue (i.e., the number of reserved shares) that exceeds the number of shares currently authorized.

15.	Please provide similar tables that show the impact of the increase in authorized common and preferred shares pursuant to the amendments to the article of incorporation in 2010.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

Sincerely,

/s/ Kathleen Krebs

Larry Spirgel
Assistant Director

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	Law Offices of Joseph L. Pittera